UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-40280

 EPICQUEST EDUCATION GROUP

INTERNATIONAL LIMITED
(Translation of registrant’s name into English)

1209 N. University Blvd.
Middletown OH 45042
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

On October 27, 2023, EpicQuest Education Group International Limited (the “Company”) filed a Report on Form 6-K (the “Original 6-K”) stating that attached thereto was a Notice of Annual Meeting of Shareholders and Proxy Statement of EpicQuest Education Group International Limited, with a form of proxy card.

This Amendment No. 1 on Form 6-K/A is being filed in order to include the form of proxy card that was inadvertently omitted from the Original 6-K. Attached hereto as Exhibit 99.1 is the form proxy card that will be sent to shareholders of the Company. No other changes have been made to the Notice of Annual Meeting of Shareholders and Proxy Statement.

This Form 6-K is hereby incorporated by reference into the registration statement of the Company on Form S-8 (Registration Number 333-258658) and Form F-3 (Registration Number 333-264807), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Where to Find Additional Information

The Company is a foreign private issuer. As such, the proxy statement is not subject to review and comment by the Securities and Exchange Commission (the “SEC”). Shareholders are urged to carefully read the proxy statement, because it contains important information about the Company and the Annual Meeting of Shareholders. Copies of the proxy statement and other documents filed by the Company will be available at the website maintained by the SEC at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to EpicQuest Education Group International Limited, 1209 N. University Blvd. Middletown OH 45042, Attention: Corporate Secretary.

Exhibit	Description
99.1	Form Proxy Card.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

EpicQuest Education Group International Limited

	By:	/s/ Zhenyu Wu
Zhenyu Wu Chief Financial Officer
Date: October 30, 2023